Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Marisol A. Nagata Lindsay J. Anderson****

Division of Corporation Finance	Sent Via Mail and Electronic Mail
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

May 10, 2021

Re:	PFG Fund V, LLC
Amendment No. 2 to
Offering Statement on Form 1-A
Filed April 12, 2021
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated April 19, 2021 (the “Additional Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on April 12, 2021. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

1.	Comment 1:

We note your response to comment 2 and that the provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act or Securities Act. Please revise the provision in the exhibit to clearly state that it does not apply to claims under the federal securities laws.

Response:

In response to the Staff’s Comment 1, the Company has updated the promissory notes in Section 11.

*Admitted in Arizona and New Jersey **Admitted in Massachusetts and Rhode Island only ***Admitted in New York ****Admitted in Oregon only

Re: Response Letter

May 10, 2021

2.	Comment 2:

We note that your prior performance tables include information for the year ended December 31, 2020 year-to-date. Please update your prior performance to include information for the completed year ended on December 31, 2020.

Response:

In response to the Staff’s Comment 2, the Company has updated prior performance tables.

3.	Comment 3:

Please update your financial statements and financial information in an amended filing. Reference is made to Rule 8-08 of Regulation S-X.

Response:

In response to the Staff’s Comment 3, the Company has updated the financial statement with the updated Consent Letter under exhibit 11.

Very truly yours,

GERACI LAW FIRM

/s Tae Kim

Tae Kim
t.kim@geracillp.com
(949) 379-2600

Enclosures